

Mail Stop 7010

October 6, 2006

<u>**Via U.S. mail and facsimile**</u>

Mr. Kevin Kreisler
Chief Executive Officer
GS Cleantech Corporation
535 West 34th Street, Suite 203
New York, NY 10001

   RE: Form 10-KSB for the fiscal year ended December 31, 2005
       Form 10-QSB for the period ended June 30, 2006
       Form 8-K dated April 28, 2006
       Form 8-K/A#1 dated July 1, 2006

       File No. 0-50469

Dear Mr. Kreisler:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Consolidated Financial Statements

Consolidated Statements of Cash Flows

1. In future filings, please ensure that your statements of cash flows begin with net income (loss) rather than net income (loss) from continuing operations as required by SFAS 95.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition

2. We note your responses to prior comments 1 and 7. It appears to us that your responses are not consistent with the revenue recognition policies disclosed in your financial statements and the narrative business disclosures in your filings. Please revise future filings to provide clear and transparent disclosures of each source of revenue and to disclose when and how you recognize revenue from each source. For each source, explain your obligations to your customers and how your revenue recognition policies consider those obligations. In addition, please provide us examples of the contracts you typically enter into with your customers for each revenue source. In regard to your fixed price contracts, please explain the material terms, including how and when you are paid. Please explain to us what revenue source the recently acquired inventory relates to. Provide us your proposed revisions supplementally.

Note 7. Long-Lived Assets

3. We note your response to prior comment 3. We continue to believe that your proposed disclosures under critical accounting policies do not discuss, in detail, the significant assumptions you used to determine that the remaining balances of patents and technologies; property, plant and equipment; and goodwill are not impaired. Please revise future filings accordingly. For example, your discussion of goodwill: should disclose and discuss the significant assumptions you used in your impairment analysis, including the discount rate, long-term growth rates and the period you expect to generate positive cash flows; and should clarify that you evaluate goodwill annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Provide us your proposed revisions supplementally.

4. Given that your revenues for the six months ended June 30, 2006 appear to have increased by approximately 3% from the six months ended June 30, 2005, please help us understand how you determined it was appropriate to use a sales growth rate of

22% in 2006 and 16% for the four years after 2006. Please provide us with your support for this assumption, including any additional customers acquired in subsequent periods. Please explain why your assumptions appear to be inconsistent with your historical results. Please revise future filings to address differences in your assumptions and historical results and to discuss the potential impact of those differences.

5. Given your operating loss of $2.7 million and your loss from continuing operations of $6.4 million for the six months ended June 30, 2006, please help us understand how you arrived at projected operating income of $1.3 million and projected income after taxes of $0.9 million for 2006 in your discounted cash flow valuation. In light of the above, please also provide us with support for your net income growth percentages for each of the 5 years. Please explain why your assumptions appear to be inconsistent with your historical results. Please revise future filings to address differences in your assumptions and historical results and to discuss the potential impact of those differences.

Note 17. Restatement

6. We note your response to prior comment 5. Please provide us with detailed calculations of how you arrived at the amounts of the preferred dividends. Please explain how your accounting and calculation of contingent beneficial conversion features comply with EITF 98-5.

FORM 8-K/A#1 DATED JULY 1, 2006

7. Please help us understand why only the investments of GS Cleantech Ventures are being added to arrive at the combined financials. It is not clear to us why the remaining assets and liabilities of this entity would not also be added or why historical audited financial statements of this entity were not required to be filed.

8. Please help us understand what adjustment #2 relates to and why it is necessary.

9. Please help us understand why the pro forma net loss in the notes to your interim financial statements in your 6/30/06 Form 10-Q is inconsistent with the pro forma financial statements in your Form 8-K/A.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

Consolidated Financial Statements

10. We note your response to prior comment 9. Please provide us with calculations and corresponding detailed explanations of how you valued the embedded derivatives related to the transactions with Cornell Capital Partners, LP in the interim financial

statements. Please revise MD&A in future filings, to address the terms of your agreements with Cornell, to discuss their impact on your financial statements and to address their potential future impact.

11. Please tell us the remedies available to debt holders if they are unable to convert debt into stock.

12. Please revise future filings to identify the stock based compensation expense based on the nature of the expense. In addition, please supplementally reconcile the expense in your statement of operations and the expense in your statement of cash flows.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692, in her absence, to Anne McConnell at (202) 551-3709.

Sincerely,

Rufus Decker
Accounting Branch Chief